Filed pursuant to Rule 433

May 14, 2007

Relating to

Preliminary Prospectus Supplement dated May 14, 2007 to

Prospectus Dated May 14, 2007

Registration Statement No. 333-132910

NATIONWIDE FINANCIAL SERVICES, INC.

$400,000,000

6.75% FIXED-TO-FLOATING RATE JUNIOR SUBORDINATED NOTES

Issuer:	Nationwide Financial Services, Inc. (“NFS”).

Securities:	6.75% Fixed-to-Floating Rate Junior Subordinated Notes (the “Notes”)

Aggregate Principal Amount:	$400,000,000

Par Amount:	$1,000 per Note.

Expected Ratings:

Moody’s Investors Service: Baa1

Standard & Poor’s: BBB

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	May 14, 2007

Settlement Date:	May 18, 2007 (T+4)

Scheduled Redemption
Date:	May 15, 2037, which may be extended to May 15, 2047 or May 15, 2057 at NFS’ option upon the satisfaction of certain criteria as described in the prospectus supplement.

Final Maturity Date:	May 15, 2067, which may be extended to May 15, 2077 or May 15, 2087 at NFS’ option upon the satisfaction of certain criteria as described in the prospectus supplement.

Interest Rate and Interest Payment Dates During Fixed Rate
Period:	The Notes will bear interest on their principal amount from and including May 18, 2007 to but excluding May 15, 2037 at the annual rate of 6.75%, payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2007.

Day Count Convention During Fixed Rate Period:	30/360, from and including May 18, 2007 to but excluding May 15, 2037.

Interest Rate and Interest Payment Dates During Floating Rate
Period:	From May 15, 2037, the Notes will bear interest at an annual rate equal to three-month LIBOR plus 2.33%, payable quarterly in arrears on May 15, August 15, November 15 and February 15, beginning August 15, 2037.

Day Count Convention During Floating Rate Period:	Actual/360 from and including May 15, 2037.

CUSIP/ISIN:	638612 AJ0/ US638612AJ06

Reference Treasury Benchmark Yield:	4.882% (4.500% due February 15, 2036)

Spread to Benchmark Treasury:	+188 basis points (1.88%)

Price to Public:	99.848%

Redemption Price:	Redeemable in whole or in part, at any time on or after May 15, 2037 at their principal amount plus accrued and unpaid interest to the date of redemption, provided that in the event of a redemption in part that the principal amount outstanding after such redemption is at least $50,000,000.

Make-Whole Price and Special Event Make- Whole Price:

•     Redeemable in whole or in part, prior to May 15, 2037, in cases not involving a tax event or rating agency event, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the “make-whole price,” provided that in the event of a redemption in part the principal amount outstanding after such redemption is at least $50,000,000.

•     “Make-whole price” means the sum, as calculated by the premium calculation agent, of the present values of the outstanding principal (discounted from May 15, 2037) and remaining scheduled payments of interest that would have been payable to and including May 15, 2037 (discounted from their respective interest payment dates) on the Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 30 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

•     Redeemable in whole, but not in part, prior to May 15, 2037, within 90 days after the occurrence of a tax event or rating agency event, at their principal amount plus accrued and unpaid interest to the date of redemption or, if greater, the “special event make-whole price”.

•     “Special event make-whole price” means the sum, as calculated by the premium calculation agent, of the present values of the outstanding principal (discounted from May 15, 2037) and remaining scheduled payments of interest that would have been payable to and including May 15, 2037 (discounted from their respective interest payment dates) on the Notes to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

•     For purposes of the definition of “comparable treasury issue” (which is applicable to the determination of both the “make-whole price” and the “special event make-whole price”) set forth in the Preliminary Prospectus Supplement, the date set forth therein shall be 2037.

Replacement Capital Covenant:	A replacement capital covenant will apply until the date that is 20 years prior to the final maturity date.

Estimated Net Proceeds:	$395,392,000

Sole Structuring Advisor and Bookrunner:	Morgan Stanley & Co. Incorporated

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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